Skunk Brothers Spirits Inc.



ANNUAL REPORT

40 SW Cascade Ave. Ste 45 (P.O. BOX 1505)

Stevenson , WA 98648

0

www.skunkbrothersspirits.com

This Annual Report is dated April 8, 2021.

BUSINESS

Skunk Brothers is a grain-to-glass craft distillery focusing on locally grown, locally produced ingredients. We make award winning Whiskeys, Brandies, Liqueurs, and Cordials in Stevenson, Washington. All of our products are produced by us from only the best natural ingredients. Each batch is produced by hand in Washington State using sustainable, and environmentally friendly processes.

Our process comes from our grandfather who started making moonshine in the 1920's and we have picked up that tradition and perfected the process we use today. This tradition makes us unique in the industry and it shows by how loyal our customer base has become since we started the Company in 2013.

Company sales comes primarily from the Tasting Room and very limited distribution in the local area. Our ingredients come from local producers making our product unique. We believe in supporting our local community and businesses.

The customer base is also local, although we have loyal customers that travel 100's of miles to visit us and the Tasting Room. There are many examples of this and the team so so impressed by their commitment.

We are currently developing a new single malt whiskey; we have a straight bourbon whiskey that we have begun bottling and has been very successful so far. People are raving about our lates liqueur (Chocolate) and our newest Honey Pear cordial only lasted a few months! We always have season fruits that we make products from and are only available in the tasting room and to special club members and friends.

Previous Offerings

Between 2019 and 2020, we sold 1,000,000 [shares of common stock] in exchange for $1 per share under Regulation Crowdfunding.

If the below data is accurate please copy it in to the Previous offerings field below it

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 45,000

Use of proceeds: Business operations

Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

We began this company with only the knowledge of how to make good Whiskey. We had no previous knowledge of the liquor industry other than that. We used our initial funds to purchase and install our equipment, procure licensing and trademarks, and raw materials for producing spirits. We spent year one developing our production methods for a large scale and refining our skills with respect to producing liquor with the new equipment. In 2014 we opened a tasting room and began selling our product strictly in the local area and offering tastings within a 30-mile radius of our facility.

The following years have shown steady growth with a couple of plateau points in which we took the time to learn and understand our industry, our markets, and our customers. We have spent almost no time working with outside sales. Instead we wanted to create a solid and loyal customer base in our area and work out from there. Historically 99% of our sales came from the tasting room during the tourist season and we would have a difficult time keeping up with demand. We manufacture our spirits on an as-needed basis and we literally sell out of every batch within weeks of production. In 2015 we started selling and distributing to Oregon liquor stores.In Washington we have been distributing through the national company Total Wine and Spirits, and New Seasons Markets. It wasn't until 2019 that we added an outside sales force and after closing our first crowd campaign in 2020 we added an online store which allows us to ship to customers where the laws allow.

We are now ready to expand our tasting room and begin full scale outside sales and marketing. We are currently licensed in Washington, Oregon, and Nevada and we intend to hire full-time salespeople for Oregon, Washington, California, Idaho, and Nevada as soon as possible. We have begun working towards selling to the Army and Air Force Exchange Service as well as the RangeME distribution service used by many national companies. We have reached the point that we need more hands just to keep up with our tasting room demands. Our production team made upgrades to our equipment and streamlined our processes to remove bottlenecks in production and which will allow us to double output capacity and while improving margins.

Our financial statements reflect the nature of the business in that we are an early-stage company that has prudently managed our limited resources while mastering the nuances of the liquor industry. This past year offered a unique challenge due to the Covid-19 pandemic. This resulted in a loss of sales to bars, restaurants, our tasting room, etc. due to forced shutdowns by the two states Oregon and Washington where 90%(?) of our sales occur. Accordingly, we have experienced a fluctuation in our revenues and gross margins due to these exogenous factors but believe strongly these issues along with the pandemic are largely resolved. The Company is at a "pivot point" where we see a clear path to grow and expand our distribution.

Our financial projections are highly dependent upon engaging the new and more efficient operating equipment, hiring and training new personnel, and launching targeted marketing and advertising plans in key markets for Skunk Brothers products that will drive demand.

Our Management team of highly experienced managers and business people have a history of multiple successful investors exists by improving profits and increasing cash flow.

We now have 5 years of experience and the 2020 crowd campaign has allowed us to bring on an experienced distillery manager and consultant as well as sales and production personnel to assist with the mountain of work needing to be done.

Historical Results and Cash Flows

Historical results reflect Skunk Brothers artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 9 today. With this effort behind us the company is in a position to grow rapidly around its most successful products. This will allow us to focus on improving margins, increasing distribution channels, while improving operating cash flow. The spirits market is forecast to grow at a CAGR of 33% over next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas in areas that generate new profitable revenue streams. The Barrel Club has been a consistent source of cash flow for the Company over the past 12 months and will be a source in the future. SBS needs to drive new cash flow streams and with the next raise SBS will have the financial strength to capitalize on these opportunities.

Liquidity and Capital Resources

Due to the continued increase in demand for the Skunk Brothers products the available cash flow for operations has been tight. All available cash has been poured back into the Company to secure raw material, upgrade systems and equipment and pay key personnel.

We are in discussions to secure a SBA loan for needed equipment and facilities. This is early and will update the platform as these discussions progress.

The estimate of expenses to support the anticipated revenue growth is driven by the marketing and advertising programs the Company is launching once funding is secured. These expenses increase from only 1% of sales to 10% of sales for the period ending Q4, 2021. Along with this increase, is the cost of the facilities, which also grows to accommodate the increase in production capacity and new capital equipment purchases for the same period.

For the forecast period, the total expenses expressed as a percentage of revenue decreases to 40% of revenue, significantly reduced from approximately 200% for the period ending 12/31/2018.

This results in positive operating earnings and increasing operating cash flow for the forecast period ending 12/31/2021 of 22% pretax margin, as a percent of revenue.
In 2020, Interested parties have approached us about loans and investing for later in the year once campaigns close.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $30,813.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Liabilities
Current Liabilities
Accounts Payable
20000 · Accounts Payable $6,375.63
Total Accounts Payable $6,375.63
Credit Cards
10011 · Riverview CC - $620.75

Total Credit Cards $567.93
Other Current Liabilities
10200 · Bus Line $20,005.31
20001 · Skamania EDC Loan $102,932.77
Total Other Current Liabilities $122,938.09
Total Current Liabilities $129,881.65

Long Term Liabilities
26000 · Glenn Smith $60,585.00
25000 · Barrel Club Members
Total 25000 · Barrel Club Members $297,364.38
Total Long Term Liabilities $357,949.38
$487,831.03
Equity
34000 · Small Business Loan $37,400.00
30000 · Opening Balance Equity $230,479.87

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Owner,Director,Founder, CEO/CFO/CCO/CTO

Dates of Service: May 13, 2013 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs.
Chairperson of the board. Currently not taking a salary, $8000 per month once profitibility is met.

Other business experience in the past three years:

Employer: Portland Air Base Fire Department

Title: Captain

Dates of Service: October 15, 2011 - Present

Responsibilities: Shift leader, department manager

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
If the below data is accurate please copy it in to the Principal Securities Holders field below it

Title of class: Common Stock

Stockholder Name: Scott Donoho

Amount and nature of Beneficial ownership: 3,337,500

Percent of class: 60.68

RELATED PARTY TRANSACTIONS

No other transactions

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $.01 per share. As of December 31, 2020, 5,000,000shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
Scott Donoho 3,337,500 (60.68%)
Daniel I. Donoho 412,500 (7.5%)
Cam Thomas 375,000 (6.82%)
Barbara Thomas375,000 (6.82%)
Reg CF 1,000,000 (18.18%)

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Skunk Brothers Spirits Inc.

By /s/ *Scott k. Donoho*

    Name: Scott k. Donoho

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

[illegible]	Jan - Dec 19	Jan - Dec 20	TOTAL
Ordinary Income/Expense			
Income			
48903 · Income from Sales Tax	0.00	237.79	237.79
46000 · Sales			
47900 · Liquor Sales	29,903.70	70,618.35	100,522.05
47901 · Tasting Room	84,736.13	142,458.09	227,194.22
48900 · Special Events Income	40.00	0.00	40.00
48901 · Hand Sanitizer	0.00	4,394.81	4,394.81
48902 · Groupon	137.02	168.75	305.77
49000 · Interest Income	-5.91	6.29	0.38
Total 46000 · Sales	114,810.94	217,646.29	332,457.23
Total Income	114,810.94	217,884.08	332,695.02
Cost of Goods Sold			
50000 · Cost of Goods Sold			
51000 · Small Supplies	3,110.63	3,170.57	6,281.20
51001 · Fruit	4,603.84	3,169.43	7,773.27
51002 · Aging-Fermenting	1,155.00	18,000.35	19,155.35
51003 · Enzymes	895.22	450.15	1,345.37
51100 · Testing	3,200.00	2,560.00	5,760.00
51200 · Freight Costs	3,204.52	0.00	3,204.52
51300 · Labels for Products	3,361.76	9,263.50	12,625.26
51400 · Bottles	8,142.15	29,704.01	37,846.16
51500 · Chemicals	513.96	6,245.25	6,759.21
51600 · Barrels	5,773.03	12,217.00	17,990.03
51700 · Corn			
51701 · Mash Disposal	500.00	2,600.81	3,100.81
51700 · Corn - Other	3,114.33	2,054.90	5,169.23
Total 51700 · Corn	3,614.33	4,655.71	8,270.04
51702 · Grain	6,054.15	14,019.38	20,073.53
51800 · Merchant Account Fees	0.00	906.17	906.17
51900 · Boxes	0.00	14,253.24	14,253.24
52000 · Oils	578.02	1,120.81	1,698.83
53000 · Herbs	211.92	31.00	242.92
54000 · Honey	0.00	920.00	920.00
50000 · Cost of Goods Sold - Other	30.00	481.00	511.00
Total 50000 · Cost of Goods Sold	44,448.53	121,167.57	165,616.10
Total COGS	44,448.53	121,167.57	165,616.10
Gross Profit	70,362.41	96,716.51	167,078.92
Expense			
60106 · Small Business Loan Interest	0.00	183.00	183.00
67500 · Crowdfunding Expenses	94,877.89	291,468.11	386,346.00
60000 · Travel Expenses			
60100 · Auto and Truck Expenses	14.49	1,108.21	1,122.70
60101 · Gas	912.90	4,228.92	5,141.82
60102 · Meals and Entertainment	2,371.45	1,296.19	3,667.64
60103 · Reimbursements	223.50	4,878.85	5,102.35

			60104 · Misc Expenses	1,017.06	328.33	1,345.39
			60105 · Lodging	539.23	272.52	811.75
			60000 · Travel Expenses - Other	226.39	0.00	226.39
			Total 60000 · Travel Expenses	5,305.02	12,113.02	17,418.04
			60400 · Bank Service Charges			
			60401 · Interest Expense	0.00	416.26	416.26
			60402 · CASH	567.29	5,902.85	6,470.14
			60400 · Bank Service Charges - Other	337.02	3,037.69	3,374.71
			Total 60400 · Bank Service Charges	904.31	9,356.80	10,261.11
			61600 · Advertising and Promotion	4,854.61	21,343.54	26,198.15
			61601 · Apparel & Adv Items	20.00	6,406.86	6,426.86
			61700 · Computer and Internet Expenses	4,369.86	10,655.13	15,024.99
			61800 · Telephone Expense	510.34	5,680.48	6,190.82
			61900 · Education/Training	2,425.93	1,433.38	3,859.31
			63300 · Insurance Expense	3,648.24	7,721.98	11,370.22
			64900 · Office Supplies			
			64902 · Dues & Subscriptions	224.53	225.88	450.41
			64900 · Office Supplies - Other	3,068.77	7,125.90	10,194.67
			Total 64900 · Office Supplies	3,293.30	7,351.78	10,645.08
			64901 · Donations	100.00	780.00	880.00
			66000 · Payroll Expenses	0.00	154,609.02	154,609.02
			66600 · Printing and Reproduction	2,853.82	5,881.27	8,735.09
			66700 · Professional Fees			
			66701 · Contract Labor	49,842.04	57,609.67	107,451.71
			66702 · Owner Draw	8,523.80	13,797.84	22,321.64
			66700 · Professional Fees - Other	17,389.00	28,343.61	45,732.61
			Total 66700 · Professional Fees	75,754.84	99,751.12	175,505.96
			67100 · Rent Expense	45,555.97	41,998.38	87,554.35
			67101 · Storage Facility - Skunk Bro	0.00	655.00	655.00
			67200 · Repairs and Maintenance			
			67201 · Equipment Rental	3,065.36	19,806.08	22,871.44
			67200 · Repairs and Maintenance - Other	4,892.79	17,380.04	22,272.83
			Total 67200 · Repairs and Maintenance	7,958.15	37,186.12	45,144.27
			67300 · Registration for Events	6,999.32	2,316.02	9,315.34
			67400 · License	682.90	2,812.00	3,494.90
			68000 · Taxes			
			68007 · Employment Security Tax	0.00	153.92	153.92
			68001 · WA DOR	21,656.23	41,514.41	63,170.64
			68004 · Excise Tax	929.45	4,422.76	5,352.21
			68000 · Taxes - Other	602.88	2,364.41	2,967.29
			Total 68000 · Taxes	23,188.56	48,455.50	71,644.06
			68100 · Utilities			
			68200 · Water	0.00	1,172.38	1,172.38
			68300 · Electric	3,618.68	4,746.92	8,365.60
			68400 · Sewer	0.00	2,241.06	2,241.06
			68500 · Gas	0.00	978.48	978.48

			68600 · Trash	746.42		1,483.59	2,230.01
			68700 · Pest Control	0.00		637.59	637.59
			Total 68100 · Utilities	4,365.10		11,260.02	15,625.12
			68900 · Shipping/Freight	528.69		7,751.61	8,280.30
			69000 · Laundry Service	346.95		588.63	935.58
			70000 · Discounts	0.00		21.52	21.52
		Total Expense		288,543.80		787,780.29	1,076,324.09
	Net Ordinary Income			-218,181.39		-691,063.78	-909,245.17
Net Income				**-218,181.39**		**-691,063.78**	**-909,245.17**

			Dec 31, 19	Dec 30, 20
ASSETS				
	Current Assets			
		Checking/Savings		
		10000 · Wells Fargo - Checking 5748	1,216.72	30,813.93
		10100 · Wells Fargo - Savings 7230	68.01	23,102.85
		10300 · Petty Cash	0.00	712.00
		Total Checking/Savings	1,284.73	54,628.78
		Accounts Receivable		
		11000 · Accounts Receivable	0.00	379.29
		Total Accounts Receivable	0.00	379.29
		Other Current Assets		
		12000 · Undeposited Funds	-218.40	0.00
		12100 · Inventory Asset	0.00	1,815.64
		Total Other Current Assets	-218.40	1,815.64
	Total Current Assets		1,066.33	56,823.71
	Fixed Assets			
		15000 · Furniture and Equipment	5,700.00	8,868.56
		16500 · Warehouse Equipment	5,700.00	104,635.85
	Total Fixed Assets		11,400.00	113,504.41
TOTAL ASSETS			**12,466.33**	**170,328.12**
LIABILITIES & EQUITY				
	Liabilities			
		Current Liabilities		
		Accounts Payable		
		20000 · Accounts Payable	0.00	6,375.63
		Total Accounts Payable	0.00	6,375.63
		Credit Cards		
		10010 · Paypal Credit - 2892	-117.64	-52.82
		10011 · Riverview CC - 7638	0.00	620.75
		10018 · WF Business Card - 0523	-16,544.88	0.00
		Total Credit Cards	-16,662.52	567.93
		Other Current Liabilities		
		10200 · xxxxxxxxxxxx1072 Bus Line	0.00	20,005.31
		20001 · Skamania EDC Loan	100,776.24	102,932.77
		20002 · MCEDD Loan	125,191.93	0.00
		24000 · Payroll Liabilities	0.00	0.01
		Total Other Current Liabilities	225,968.17	122,938.09
		Total Current Liabilities	209,305.65	129,881.65
		Long Term Liabilities		
		26000 · Glenn Smith	81,000.00	60,585.00
		25000 · Barrel Club Members		
		25001 · Art & Terri Patrick	0.00	8,000.00
		25002 · Doug Probstfeld	-45,186.25	112,864.38
		25003 · Dale Wayne Mercer	0.00	2,000.00
		25004 · Darrell & Denise Schultz	0.00	4,000.00
		25005 · Lyle Erickson	0.00	2,000.00

			25006 · George Telquist	2,000.00	2,000.00
			25007 · Ryan & Tia Ribary	4,000.00	4,000.00
			25008 · Ken Budde	9,250.00	9,250.00
			25009 · Tom Jendrezejek	2,000.00	2,000.00
			25010 · Kurt & Ann Nordquist	2,000.00	2,000.00
			25011 · Neal & Deanna Wilson	2,000.00	2,000.00
			25012 · Andrew Canfield & Glen Foster	2,000.00	2,000.00
			25013 · Terri Nelson	2,000.00	2,000.00
			25014 · Chris Malone	6,000.00	6,000.00
			25015 · Jacob Williamson & Jeni Stolk	1,000.00	1,000.00
			25016 · Janet Lyn Guerrero	2,000.00	2,000.00
			25017 · Jason McClellan & Pauline Faull	2,000.00	2,000.00
			25018 · Jeffery & KC Strachan	2,000.00	2,000.00
			25019 · Dan Hansen	4,000.00	4,000.00
			25020 · Donna & Ben Davidson	2,000.00	2,000.00
			25021 · Julie A Benton	6,000.00	6,000.00
			25022 · Michelle & Steven Urke	2,000.00	2,000.00
			25023 · Bruce & Jill Russel	2,000.00	2,000.00
			25024 · Saundra Weaver	2,000.00	2,000.00
			25025 · Sean M. Palmieri	2,000.00	2,000.00
			25026 · Gerry Russell	2,000.00	2,000.00
			25027 · Brent & Amanda Boeckholt	2,000.00	2,000.00
			25028 · Terry & Gayle Klein	2,000.00	0.00
			25029 · Corey & Janiece Stewart	2,000.00	2,000.00
			25030 · Shannon Kroenke	2,000.00	2,000.00
			25000 · Barrel Club Members - Other	103,250.00	102,250.00
		Total 25000 · Barrel Club Members		126,313.75	297,364.38
		Total Long Term Liabilities		207,313.75	357,949.38
	Total Liabilities			416,619.40	487,831.03
	Equity				
		34000 · Small Business Loan		0.00	37,400.00
		30000 · Opening Balance Equity		-202,152.61	-230,479.87
		32000 · Retained Earnings		16,180.93	-202,000.46
		33000 · Crowdfunding		0.00	756,843.66
		Net Income		-218,181.39	-679,266.24
	Total Equity			-404,153.07	-317,502.91
TOTAL LIABILITIES & EQUITY				12,466.33	170,328.12

CERTIFICATION

I, Scott k. Donoho, Principal Executive Officer of Skunk Brothers Spirits Inc., hereby certify that the financial statements of Skunk Brothers Spirits Inc. included in this Report are true and complete in all material respects.

Scott k. Donoho

Principal Executive Officer